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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                         ------------------------------

                          INTERSTATE HOTELS CORPORATION
                                (Name of Issuer)


Common Stock, $0.01 par value per share                        46088R108
    (Title of class of securities)                           (CUSIP number)


                                  Robert Lamse
                         545 E. John Carpenter Freeway
                                   Suite 1400
                              Irving, Texas 75062
                                 (972) 444-9700
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                With a copy to:

                             Stephen M. Besen, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                         New York, New York 10153-0119
                                 (212) 310-8000

                                 June 29, 1999
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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#763906 v4.

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 46088R108                                             13D                                           Page 2 of 6 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    ------------------------------------------------------------------------------------ ------------------
          1               NAME OF REPORTING PERSON                                KFP GRAND, LTD.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    ------------------------------------------------------------------------------------ ------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [ ]
----------------------    ------------------------------------------------------------------------------------ ------------------
          3               SEC USE ONLY
----------------------    ------------------------------------------------------------------------------------ ------------------
          4               SOURCE OF FUNDS:                                                  WC
----------------------    ------------------------------------------------------------------------------------ ------------------
          5               CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS                                      [ ]
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
----------------------    ------------------------------------------------------------------------------------ ------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                Texas
----------------------    ------------------------------------------------------------------------------------ ------------------
                                  7               SOLE VOTING POWER:                                            613,666
      NUMBER OF
        SHARES

     BENEFICIALLY
       OWNED BY

         EACH
      REPORTING

     PERSON WITH
                          -------------------     ------------------------------------------------ ------------------------------
                                  8               SHARED VOTING POWER:                                                0

                          -------------------     ------------------------------------------------ ------------------------------
                                  9               SOLE DISPOSITIVE POWER:                                       613,666

                          -------------------     ------------------------------------------------ ------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                           0

----------------------    ------------------------------------------------------------------------------------ ------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                613,666
----------------------    ------------------------------------------------------------------------------------ ------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]

----------------------    ------------------------------------------------------------------------------------ ------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.83%
----------------------    ------------------------------------------------------------------------------------ ------------------
         14               TYPE OF REPORTING PERSON:                               PN
----------------------    ------------------------------------------------------------------------------------ ------------------


ITEM 1.           Security and Issuer

                  This statement of beneficial ownership on Schedule 13D ("Schedule 13D") relates to the common stock, par value $0.01 per share ("Common Stock"), of Interstate Hotels Corporation (the "Issuer"). The address of the principal executive office of the Issuer is 680 Andersen Drive, Foster Plaza Ten, Pittsburgh, Pennsylvania 15220.


ITEM 2.           Identity and Background

                  The person filing this Schedule 13D is KFP Grand, Ltd., a Texas limited partnership (the "Reporting Person"). The principal business of the Reporting Person is portfolio investments and the Reporting Person has its principal place of business at 545 E. John Carpenter Freeway, Suite 1400, Irving, Texas 75062.

                  The general partner of the Reporting Company is Grosvenor, L.C., a Texas limited liability company (the "General Partner"). The principal business of the General Partner is acting as a general partner for various investment partnerships and the General Partner has its principal place of business at 545 E. John Carpenter Freeway, Suite 1400, Irving, Texas 75062.

                  The members of the General Partner are Mahmood Khimji, Mehdi Khimji and Jaffer Khimji (the "Members"). The business address of each Member is 545 E. John Carpenter Freeway, Suite 1400, Irving, Texas 75062. The present principal employment of Mahmood Khimji, Mehdi Khimji and Jaffer Khimji is President, Vice President and Secretary, respectively, of Highgate Holdings, Inc. ("Highgate"). Highgate is a private investor and has its principal place of business at 545 E. John Carpenter Freeway, Suite 1400, Irving, Texas 75062. Each Member is a citizen of Canada.

                  None of the Reporting Person, the General Partner and the Members has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.


ITEM 3.           Source and Amount of Funds or Other Consideration

                  The source of funds used by the Reporting Person for the purchase of Common Stock was working capital of the Reporting Person. The aggregate amount paid for the Common Stock acquired by the Reporting Person was approximately $2,699,129, which amount does not include any brokerage commissions paid. In addition, the Reporting Person acquired 6,666 shares of Common Stock as a dividend in respect of shares of common stock of Patriot American Hospitality, Inc. ("Patriot") in connection with the spin-off of 92% of the Issuer from Patriot on June 18, 1999.


ITEM 4.           Purpose of Transaction

                  The Common Stock was acquired by the Reporting Person for investment purposes and in contemplation that the Reporting Person, either alone or as a part of a group, might acquire sufficient additional Common Stock to permit the Reporting Person or such group to have control of the Issuer. The Reporting Person is not currently a part of any group formed for the purpose of acquiring Common Stock or control of the Issuer. The Reporting Person may make additional purchases of Common Stock in the open market or in private transactions depending on, among other factors, its evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock, the availability to the Reporting Person of funding to make such purchases and the ability to make such purchases without triggering exercisability of the rights issued pursuant to the Issuer's Shareholder Rights Plan. In addition, the Reporting Person will assess whether it is desirable and possible for the Reporting Person to acquire sufficient additional Common Stock in order for it to have control of the Issuer or to otherwise influence the management and policies of the Issuer. The Reporting Person has not made any final determination to acquire control or otherwise attempt to influence the management or policies of the Issuer.


ITEM 5.           Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 613,666 shares of Common Stock, which represents approximately 9.83% of the outstanding Common Stock, assuming that 6,245,795 shares of Common Stock were outstanding at the date of this filing, based on information set forth in Amendment No. 6 to the Issuer's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 8, 1999.

(b) In its capacity as the general partner of the Reporting Person, the General Partner exercises the voting and dispositive power with respect to the Common Stock owned by the Reporting Person; provided that the dispositive power is exercised in accordance with the terms of the limited partnership agreement governing the Reporting Person. The managers of the General Partner determine how to vote the Common Stock and whether to dispose of the Common Stock.

(c) Within the past 60 days the following transactions were effected by the Reporting Person in the Common Stock:

                                                No. of Capital
        Date of Transaction                    Shares Purchased                  Price per Share Paid
           6/22/99                                  20,000                            $ 4 5/8
           6/22/99                                  77,000                            $ 4 13/19
           6/23/99                                  45,000                            $ 4 1/2
           6/24/99                                  45,000                            $ 4 7/16
           6/25/99                                 100,000                            $ 4 7/16
           6/29/99                                 320,000                            $ 4 3/8


     All of the foregoing transactions were open market purchases by the Reporting Person. In addition, the Reporting Person acquired 6,666 shares of Common Stock as a dividend in respect of shares of common stock of Patriot in connection with the spin-off of 92% of the Issuer from Patriot on June 18, 1999.

(d)  None.

(e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  To the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withhholding of proxies.


ITEM 7.           Material to be Filed as Exhibits

                  None.



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
                                   SIGNATURES

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  July 6, 1999

                                     KFP GRAND, LTD.

                                     By: GROSVENOR, L.C., Its General Partner


                                     By: /s/ Robert Lamse
                                         ---------------------------
                                         Vice President








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